UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SUMTOTAL SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
866615107
(CUSIP Number)
Robert F. Smith
c/o Vista Equity Partners
150 California Street, 19th Floor
San Francisco, California 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,568,012

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,568,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,568,012

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.4%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III (Parallel), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		367,536

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

367,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.2%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEPF III FAF, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		81,206

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

81,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,206

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.3%(1)

14	TYPE OF REPORTING PERSON

PN
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.9%(1)

14	TYPE OF REPORTING PERSON

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEFIIGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.9%(1)

14	TYPE OF REPORTING PERSON

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Robert F. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.9%(1)

14	TYPE OF REPORTING PERSON

IN, HC
(1) The percentages reported in this Schedule 13D are based upon 31,236,602 shares of Common Stock, par value $0.001, of Issuer outstanding as of May 1, 2009 (as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009).

ITEM 1. Security and Issuer
This amendment No. 7 to the Statement on Schedule 13D filed jointly by (i) Vista Equity Partners Fund III, L.P. (“Vista Fund III”), (ii) Vista Equity Partners Fund III (Parallel), L.P. (“Vista Fund III Parallel”), (iii) VEPF III FAF, L.P. (“Vista FAF”, and, together with Vista Fund III and Vista Fund III Parallel, the “Vista Funds”), (iv) Vista Equity Partners Fund III GP, LLC (“Vista III GP”), (v) VEFIIGP, LLC (“Vista II GP”) and (v) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”) on October 14, 2008, as amended by Amendment No. 1 filed on October 23, 2008, Amendment No. 2 filed on April 6, 2009, Amendment No. 3 filed on April 9, 2009, Amendment No. 4 filed on May 6, 2009, Amendment No. 5 filed on May 11, 2009, and Amendment No. 6 filed on May 14, 2009 (the “Statement”), relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of SumTotal Systems, Inc., a Delaware corporation (the “Issuer”), and amends such Schedule 13D. Unless otherwise stated herein, the Statement remains in full force and effect.
ITEM 4. Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on May 13, 2009, in a letter addressed to the Board of Directors of the Issuer, Vista Fund III revised its previously submitted proposal to acquire the Issuer, increasing its offer to $4.75 per share in cash (the “May 13 Proposal”).

On May 18, 2009, the Issuer entered into an amendment to its previously announced merger agreement with an affiliate of the private equity fund Accel-KKR, increasing the amount to be paid to stockholders in connection with the contemplated acquisition to $4.80 per share in cash. The amendment to the Accel-KKR merger agreement also increased the breakup fee that would be payable if the Issuer terminated that agreement in order to accept Vista Fund III’s proposal from $3,100,000 to $6,670,000 (the “Accel-KKR Breakup Fee”).

On May 20, 2009, Vista Fund III submitted a further revised proposal to acquire the Issuer (the “May 20 Proposal”). Under the May 20 Proposal, Vista Fund III would acquire the Issuer for an amount equal to at least $4.85 per share in cash, which amount would increase to as much as $4.95 per share in cash in proportion to any reduction in the Accel-KKR Breakup Fee, with the maximum amount being paid if the Accel-KKR Breakup Fee is reduced to its original amount of $3,100,000.

The foregoing description is qualified in its entirety by reference to the letter setting forth the May 20 Proposal, a copy of which is included as Exhibit 99.8, which is incorporated by reference herein, and the letter setting forth the May 13 Proposal, dated May 13, 2009, which is included as Exhibit 99.7 to this Statement.

There can be no assurance that the Issuer will agree to enter into a merger agreement with Vista Fund III, that any transaction will occur on the terms set forth in the May 20 Proposal or that any transaction will occur at all.

The Reporting Persons and their nominees for directors of the Issuer (collectively, the “Participants”) filed a preliminary proxy statement relating to the solicitation of proxies from the stockholders of the Issuer with the Securities and Exchange Commission (the “SEC”) on April 22, 2009. Information relating to the Participants is contained in the Schedule 14A they filed with the SEC on April 6, 2009 (as amended on April 9, 2009) and in the preliminary proxy statement. The preliminary proxy statement and Schedule 14A and amendments thereto are available at no charge at the SEC’s website at http://www.sec.gov.

The Issuer announced in its annual report on Form 10-K for the year ended December 31, 2008, that it would hold its annual meeting of stockholders on June 12, 2009. However, the Accel-KKR merger agreement, and the merger agreement contemplated by the May 20 Proposal, requires that the Issuer convene a meeting of stockholders to vote on the relevant merger as promptly as reasonably practicable following the mailing of proxy statements and prohibits any matter other than the merger from being considered at that meeting. If the Issuer is acquired in a merger, it will not have public stockholders and there will be no public participation in any future meeting of stockholders. As a result of the uncertainty concerning the timing of the annual meeting of the Issuer’s stockholders, there can be no assurance regarding what actions we may take with respect to our preliminary proxy statement or the election of our nominees to the Issuer’s board of directors.

WE ADVISE ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT AND THE DOCUMENTS RELATING TO THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE PARTICIPANTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY STATEMENT, IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE WEBSITE OF THE SEC AT HTTP://WWW.SEC.GOV.

If you want to receive a copy of the definitive proxy statement and form of proxy (when and if they become available), please call our proxy solicitor, D.F. King & Co., Inc. toll free at (800) 758-5378 (banks, brokers and callers from other countries should call collect at (212) 269-5550).

Except as set forth in this Statement, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit
Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.3
Letter from Vista Equity Partners III, LLC to the Chief Executive Officer of SumTotal Systems, Inc., dated April 3, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 2 to the joint Statement on Schedule 13D dated April 6, 2009, and incorporated by reference herein).

99.4
Letter from Vista Equity Partners III, LLC to the Board of Directors of SumTotal Systems, Inc. dated April 9, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 3 to the joint Statement on Schedule 13D dated April 9, 2009, and incorporated herein by reference).

99.5
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 6, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 4 to the joint Statement on Schedule 13D dated May 6, 2009, and incorporated herein by reference).

99.6
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 10, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 5 to the joint Statement on Schedule 13D dated May 11, 2009, and incorporated herein by reference).

99.7
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 13, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 6 to the joint Statement on Schedule 13D dated May 14, 2009, and incorporated herein by reference).

99.8	Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 20, 2009.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 20, 2009

ROBERT F. SMITH
By:	/s/ John Warnken-Brill
John Warnken-Brill, Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III (PARALLEL), L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEPF III FAF, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEFIIGP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact
Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit
Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.3
Letter from Vista Equity Partners III, LLC to the Chief Executive Officer of SumTotal Systems, Inc., dated April 3, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 2 to the joint Statement on Schedule 13D dated April 6, 2009, and incorporated by reference herein).

99.4
Letter from Vista Equity Partners III, LLC to the Board of Directors of SumTotal Systems, Inc. dated April 9, 2009 (filed as an Exhibit to the Reporting Persons’ Amendment No. 3 to the joint Statement on Schedule 13D dated April 9, 2009, and incorporated herein by reference).

99.5
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 6, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 4 to the joint Statement on Schedule 13D dated May 6, 2009, and incorporated herein by reference).

99.6
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 10, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 5 to the joint Statement on Schedule 13D dated May 11, 2009, and incorporated herein by reference).

99.7
Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 13, 2009 (filed as an Exhibit to the Reporting Parties’ Amendment No. 6 to the joint Statement on Schedule 13D dated May 14, 2009, and incorporated herein by reference).

99.8	Letter from Vista Equity Partners Fund III, L.P. to the Board of Directors of SumTotal Systems, Inc., dated May 20, 2009.